UNITED STATES	OMB APPROVAL
              	SECURITIES AND EXCHANGE COMMISSION    	OMB Number:  3235-0058
                        	Washington, D.C.  20549     	Estimated average burden
	                                                     hours per response  2.50
                               	FORM 12b-25
	                                                         	SEC FILE NUMBER
                    	NOTIFICATION OF LATE FILING              	2-89185
                                                          	CUSIP NUMBER

	(Check One) (X) Form 10-K ( ) Form 20-F  ( ) Form 10-Q  ( ) Form N-SAR

           For Period Ended:  December 31, 2000

          	(  ) Transition Report on Form 10-K
          	(  ) Transition report on Form 20-F
          	(  ) Transition Report on Form 11-K
          	(  ) Transition Report on Form 10-Q
           (  ) Transition Report on Form N-SAR

	For the Transition Period Ended:  _________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

Full Name of Registrant

	Gulledge Realty Investors II, L.P.

Former Name if Applicable

	N/A

Address of Principal Executive Office (Street and Number)

	One North Jefferson, St. Louis, MO  63103

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
 following should be completed.  (Check box if appropriate).  (   )

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, transition report on Form 10-K, Form 20-F,
     11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The audited financial statements of the Lower Tier Partnerships are currently being received and reviewed. These must be incorporated into the Registrants financial statements which also must be audited.


PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lori Welch				314			955-4188
	(Name)				(Area Code)			(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If
    answer is no, identify report(s).	( X ) Yes   (   ) No



(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?	(   ) Yes   ( X ) No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       		Gulledge Realty Investors II, L.P.
                  	(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date March 29, 2001       		By /s/ Joseph G. Porter
                           	Joseph G. Porter, Assistant Treasurer
                           	Gull-AGE Properties, Inc., General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

(1)	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
    Rules and Regulations under the Securities Exchange Act of 1934.

(2)	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20349, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

(3)	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

(4)	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

(5)	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.